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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response 14.9

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

American Locker Group, Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

027284108

(CUSIP Number)

October 2, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[XX] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Avocet Capital Management, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) XXX

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power -0-
6. Shared Voting Power -0-
7. Sole Dispositive Power -0-
8. Shared Dispositive Power -0-

9. Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) -0-%

12. Type of Reporting Person (See Instructions)

PN
IA

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Avocet Investment Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) XXX

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power -0-
6. Shared Voting Power -0-
7. Sole Dispositive Power -0-
8. Shared Dispositive Power -0-

9. Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) -0-%

12. Type of Reporting Person (See Instructions)

PN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Blackpool Enterprises, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) XXX

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power -0-
6. Shared Voting Power -0-
7. Sole Dispositive Power -0-
8. Shared Dispositive Power -0-

9. Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) -0-%

12. Type of Reporting Person (See Instructions)

PN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Raymond S. Ingleby

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) XXX

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 66,200
6. Shared Voting Power -0-
7. Sole Dispositive Power 66,200
8. Shared Dispositive Power -0-

9. Aggregate Amount Beneficially Owned by Each Reporting Person 66,200

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 3.2%

12. Type of Reporting Person (See Instructions)

IN

Item 1.

(a) Name of Issuer

American Locker Group Incorporated

(b) Address of Issuer's Principal Executive Offices

608 Allen St., Jamestown, NY 14701

Item 2.

(a) The names of the persons filing this statement are:

Avocet Capital Management, L.P., a Delaware limited partnership ("ACM"); Avocet Investment Partners, L.P., a Delaware limited partnership ("AIP"); Blackpool Enterprises, LLC, a Delaware limited liability company ("LLC"); and Raymond S. Ingelby, a citizen of the United Kingdom ("Ingleby")
(collectively, the "Filers").

(b) The principal business office of the Filers is located at:

515 Congress Ave., Suite 1612, Austin, TX 78701.

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 027284108

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [XX].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The Filers include (1) ACM, an investment adviser whose client, AIP, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock and (2) such client that previously held more than 5 percent of the class of the Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Item 2(a) of this Schedule.]

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2000

AVOCET CAPITAL MANAGEMENT, L.P. By: Blackpool Enterprises, LLC General Partner By: Raymond S. Ingelby, Manager	AVOCET INVESTMENT PARTNERS, L.P. By: Avocet Capital Management, L.P. By: Blackpool Enterprises, LLC General Partner By: Raymond S. Ingelby, Manager
BLACKPOOL ENTERPRISES, LLC By: Raymond S. Ingelby, Manager	Raymond S. Ingelby